	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Nov. 30, 2026
	Estimated average burden
	hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48050

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/25_ AND ENDING _12/31/25_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KILEY PARTNERS, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16 Bel Giorno Court

(No. and Street)

Henderson	NV	89011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kiley	561-758-3039	Mike@kileypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL KILEY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KILEY PARTNERS, INC. _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Michael Kiley
Digitally signed by Michael Kiley
Date: 2026.02.11 15:14:00 -08'00'

Title:
CEO

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

■ (d) Statement of cash flows.

■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

■ (g) Notes to consolidated financial statements.

■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KILEY PARTNERS, INC.

Financial Statements
For the Year Ended December 31, 2025
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kiley Partners, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

February 11, 2026
Atlanta, Georgia

Rubio CPA, PC

Kiley Partners, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	319,661
Property and equipment, net of accumulated depreciation of $48,881		-
Deposit with clearing broker		104,716
Due from clearing broker		114,871
Other assets		2,055
Total Assets	$	541,303

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	3,748
Due to stockholder		2,661
Commission payable		7,983
Total Liabilities		14,392
Stockholder's Equity		526,911
Total Liabilities and Stockholder's Equity	$	541,303

See accompanying notes.

Kiley Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Commissions	$	1,015,570
Interest		780
Total revenues		1,016,350
Expenses		
Commissions, compensation, and benefits		198,988
IT, data and communications		78,565
Clearing costs		38,855
Other		89,742
Total expenses		406,150
Net Income	$	610,200

See accompanying notes.

Kiley Partners, Inc.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2025

Balance, December 31, 2024	$	273,325
Net income		610,200
Contribution		25,000
Distributions		(381,614)
Balance, December 31, 2025	$	526,911

See accompanying notes.


Kiley Partners, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2025


Cash flows from operating activities:		
Net income	$	610,200
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in due from clearing broker		(67,004)
Change in deposit with clearing broker		3,472
Change in other assets		(1,576)
Change in accounts payable and accrued expenses		1,593
Change in due to stockholder		(6,000)
Change in commissions payable		(4,486)
Net cash provided by operating activities		536,199
Cash flows from financing activities:		
Contribution		25,000
Distributions		(381,614)
Net cash used by financing activities		(356,614)
Net increase in cash		179,585
Cash balance:		
Beginning of year		140,076
End of year	$	319,661


See accompanying notes.


NOTE A — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Kiley Partners, Inc. ("the Company") is a registered broker dealer that began business in 1994. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States.

<u>Cash:</u> The Company maintains its demand deposit in a high credit quality financial institution. The balance at times may exceed federally insured limits.

<u>Property and Equipment:</u> Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

<u>Income Taxes:</u> The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

<u>Date of Management's Review:</u> Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $524,856 which was $519,856 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .03 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

The Company operates from office premises owned by its Stockholder at no cost to the Company pursuant to a lease and administrative services agreement.

Separately, the Stockholder at times pays operating expenses for the benefit of the Company for which reimbursement is subsequently requested. The due to stockholder within the accompanying statement of financial condition in the amount of $2,661 arose from the Stockholder's payment of such expenses that have yet to be reimbursed by the Company.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing broker at December 31, 2025 consist of commissions receivable and funds on deposit in a deposit account. The receivable is considered fully collectible at December 31, 2025, and no allowance is required.

NOTE F - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE G – CONCENTRATION

During 2025, approximately 99% of commissions revenue was earned from one customer and its affiliates.

NOTE H — SEGMENT REPORTING

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: retail brokerage of marketable securities. The accounting policies of the retail brokerage of marketable securities segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the retail brokerage of marketable securities segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. Additionally, the chief operating decision maker uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

Kiley Partners, Inc.

Schedule I
Computation of Net Capital Pursuant To Rule 15c3-1
Of The Securities And Exchange Commission Act of 1934
As Of December 31, 2025

Net capital:

Total stockholder's equity	$	526,911
Less non-allowable assets:		
Other assets		2,055
Total non-allowable assets		2,055
Net capital before haircuts		524,856
Less haircuts		-
Net capital		524,856
Minimum net capital required		5,000
Excess net capital	$	519,856
Aggregate indebtedness	$	14,392
Percentage of aggregate indebtedness to net capital		2.74%

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2025

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2025 and net capital as reported above.

Kiley Partners, Inc.

Schedule II

Computation For Determination Of Reserve Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission As Of December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating To The Possession Or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission As Of December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

KILEY PARTNERS INC.

KILEY PARTNERS INC.
35 E HORIZON RIDGE PKWY
STE 110-3039
HENDERSON, NV 89002
561-758-3039
FAX 561-658-7730

Kiley Partners, Inc. Exemption Report

Kiley Partners, Inc. (the "Company") is a registered broker-dealer and is subject to Rule 17a-5, as set forth by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). The following Exemption Report has been prepared in accordance with the requirements of 17 C.F.R §240.17a-5(d)(1) and (4).

Statement Regarding Exemption

To the best of the Company's knowledge and belief, Kiley Partners, Inc. confirms the following regarding its exemption status:

1. The Company has claimed an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, specifically under paragraph (k)(2)(ii) of the rule.
2. The Company adhered to the requirements of the identified exemption provisions throughout the entire most recent fiscal year, which ended on December 31, 2025, without exception.

Michael Kiley
_____
Mike Kiley, CEO
January 31, 2026

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Kiley Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kiley Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Kiley Partners, Inc. stated that Kiley Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kiley Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kiley Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 11, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Kiley Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Kiley Partners, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2026
Atlanta, GA


Rubio CPA, PC

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
KILEY PARTNERS INC   8-48050

For the fiscal period beginning _____1/1/2025_____ and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 1,016,351.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 1,016,351.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 33,243.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5	**a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
	c Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 33,243.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 983,108.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 1,474.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A $ 415.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for 2025 SIPC-6 and 6A(s) $ 415.00	
d	Add lines 11a through 11c $ 415.00	
12	**LESSER** of line 10 or 11d.	$ 415.00
13 a	Amount from line 8 $ 1,474.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 415.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 1,059.00
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 1,059.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-48050	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	KILEY PARTNERS INC 16 BEL GIORNO COURT HENDERSON, NV 89011		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

KILEY PARTNERS INC	MICHAEL DOUGLAS KILEY
(Name of SIPC Member)	(Authorized Signatory)
2/11/2026	mike@kileypartners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.